EXHIBIT 99.20

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change July 27, 2011
Item 3	News Release The news release dated July 27, 2011 were disseminated through Marketwire’s Canadian and U.S. Timely Disclosure, plus United Kingdom, and filed on SEDAR on July 27, 2011.
Item 4
Summary of Material Change

Pretium Resources Inc. (“Pretivm”) report that drill results from its Brucejack Project continue to demonstrate the continuity of high-grade gold mineralization in the Valley of the Kings Zone, and drilling has also identified at least one high-grade gold structure in the Gossan Hill Zone

Item 5	Full Description of Material Change
5.1 Full Description of Material Change Please see attached.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report July 27, 2011

July 27, 2011	News Release 11-25

Brucejack Drilling Continues to Intersect Bonanza-Grade Gold at Valley of the Kings Zone;
High-Grade Gold Identified at Gossan Hill Zone

Vancouver, British Columbia July 27, 2011; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to report that drill results from its Brucejack Project continue to demonstrate the continuity of high-grade gold mineralization in the Valley of the Kings Zone, and drilling has also identified at least one high-grade gold structure in the Gossan Hill Zone. (See Table 1 for the 2011 results from all zones drilled to date.)

Valley of the Kings Zone

The Valley of the Kings Zone hosts several high grade structures, with mineralization now defined over a length of 400 meters extending from surface to depths of 600 meters below surface. The mineralization remains open at depth and to the east. Visible gold continues to be encountered, generating bonanza-grade intercepts. Selected drill highlights include:

•	Hole SU-130 intersected 0.5 meters with uncut grades of 656 grams of gold and 378 grams of silver per tonne (1.6 feet averaging 19.1 ounces gold and 11.0 ounces of silver per ton);

•	Hole SU-132 intersected 0.5 meters with uncut grades of 4,060 grams of gold and 1,660 grams of silver per tonne (1.6 feet averaging 118.4 ounces gold and 48.4 ounces of silver per ton);
•	Hole SU-135 intersected 0.5 meters with uncut grades of 1,070 grams of gold and 255 grams of silver per tonne (1.6 feet averaging 31.2 ounces gold and 7.4 ounces of silver per ton).

Drilling at Valley of the Kings Zone is ongoing, with drill hole spacing now being tightened to 25-meter centres. This drill spacing was chosen based on statistical analysis of previous drilling as the minimum required to increase the confidence of these resources. The Valley of the Kings Zone will also be tested for high-grade gold at depth later in the season. The Valley of the Kings Zone is located 500 meters southwest of West Zone.

Gossan Hill Zone

The Gossan Hill Zone is located 300 meters north of the West Zone. This year's drilling has encountered high-grade gold as well as significant values over broad widths. Drilling indicates that Gossan Hill has the potential to host several high grade structures associated with broader envelopes of bulk tonnage mineralization.  Highlights include holes SU-136 and SU-147:

•
Hole SU-136 intersected 0.8 meters with uncut grades of 1,550 grams of gold and 836 grams of silver per tonne (2.6 feet averaging 45.2 ounces gold and 24.4 ounces of silver per ton), and 1.0 meters with uncut grades of 1,280 grams of gold and 1,050 grams of silver per tonne (3.3 feet averaging 37.3 ounces gold and 30.6 ounces of silver per ton);

•
Hole SU-147 intersected 7.9 meters with grades of 16.4 grams of gold and 10.4 grams of silver per tonne (25.9 feet averaging 0.5 ounces gold and 0.3 ounces of silver per ton), and 3.0 meters with grades of 35.5 grams of gold and 16.1 grams of silver per tonne (9.8 feet averaging 1.0 ounces gold and 0.5 ounces of silver per ton).

Definition drilling at 50-meter spacings is now underway at Gossan Hill to expand and confirm the continuity of the mineralization intersected in these two drill holes, as well as to test other potential high-grade structures.

A drill program of over 70,000 meters now in progress on the Brucejack Project is focused on tightening the drill spacing to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories, improving knowledge of the continuity of the high-grade mineralization for the Valley of the Kings and other high-grade zones, and delineating new high-grade resources. The program will also test new exploration targets along the length of the six-kilometer Brucejack Fault trend, from south of the Bridge Zone up to the southern limit of the Snowfield Zone.

Assay results for completed drilling will be reported as they are received over the course of the 2011 drilling season.

Table 1: Selected Brucejack Project Drill Results, July 2011 (Holes SU-129 to SU-148)(1)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
Valley of the Kings Zone
SU-129	6258015N 426455E	-57/ 180		43.5	72.0	28.5	2.5	9.9
			Incl.	63.5	65.3	1.8	18.7	16.5
SU-130	6257931N 426506E	-50/ 360		91.5	114.0	22.5	0.9	13.9
				134.46	134.96	0.5	656.0	378.0	uncut
SU-132	6258000N 426350E	-47/ 360		55.0	98.9	43.9	3.4	27.0	1 Au sample cut
			Incl.	57.68	58.18	0.5	4060.0	1,660.0	uncut
			Incl.	93.0	98.9	5.9	8.4	17.3
				125.5	163.0	37.5	0.7	14.2
				211.4	240.0	28.6	6.9	15.1
			Incl.	222.0	223.85	1.85	80.5	97.7
SU-135	6257955N 426311E	-50/ 360		75.0	80.5	5.5	13.5	30.6	1 Au sample cut
				75.0	75.5	0.5	1,070.0	255.0	uncut
				160.5	163.5	3.0	10.9	31.5
				202.0	203.5	1.5	17.5	51.8
				233.4	235.7	2.3	14.8	193.2
				343.0	344.5	1.5	126.5	33.1
SU-138	6258000N 426350E	-56/ 360		93.0	94.5	1.5	14.2	202.0
				242.0	243.5	1.5	14.8	6.0

SU-139	6257931N 426503E	-65/ 360		147.5	189.0	41.5	0.9	9.6
SU-140	6258000N 426350E	-65/ 360		90.0	108.0	18.0	1.1	10.5
				247.0	310.5	63.5	0.7	7.2
SU-141	6258023N 426481E	-50/ 180		91.0	92.5	1.5	7.3	45.1
				164.0	166.3	2.3	4.6	33.7
224.5	226.0	1.5	4.1	223.0
268.65	270.0	1.35	37.3	27.2

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
				298.5	301.5	3.0	5.5	23.2
SU-142	6257931N 426503E	-57/ 360		127.5	129.0	1.5	5.8	7.6
SU-148	6258023N 426481E	-65/ 180		105.5	122.0	16.5	3.4	17.0
			Incl.	111.5	114.5	3.0	14.8	40.3
				184.0	185.5	1.5	34.9	26.6

Gossan Hill
SU-133	6259527N 426536E	-50/ 50		120.0	171.0	51.0	1.6	15.3
			Incl.	166.7	171.0	4.3	12.8	60.2
				289.0	298.0	9.0	2.9	30.2
				361.5	376.5	15.0	0.9	4.7
SU-136	6259369N 426675E	-50/ 180		49.5	56.2	6.7	1.8	3.4
				219.5	243.0	23.5	11.4	79.0	2 Au samples cut
			Incl.	228.31	229.15	0.84	1,550.0	836.0	uncut
			Incl.	234.34	235.37	1.03	1,280.0	1,050.0	uncut
SU-137	6259405N 426583E	-50/ 180		2.3	48.0	45.7	0.9	9.1
				135.0	201.5	66.5	0.8	8.3
SU-147	6259246N 426501E	-50/ 180		213.0	264.8	51.8	3.1	7.1
			Incl.	213.0	220.9	7.9	16.4	10.4
			Incl.	213.0	216.0	3.0	35.5	16.1

Bridge Zone
SU-134	6257307N 426660E	-50/ 360		114.5	215.0	100.5	1.2	7.4
			Incl.	140.0	141.5	1.5	30.6	18.6
				465.75	489.5	23.75	1.5	52.9
			Incl.	468.75	470.0	1.25	12.4	683.0
				543.95	544.95	1.0	7.1	494.0

West Zone
SU-131	6258709N 426723E	-50/ 225		172.2	200.5	28.3	1.6	99.3
				254.0	286.5	32.5	1.9	11.5
			Incl.	257.0	260.0	3.0	11.6	12.7
SU-143	6258819N 426625E	-50/ 225		207.0	260.5	53.5	3.8	99.7
			Incl.	214.06	216.43	2.37	20.4	169.8
			Incl.	249.96	259.0	9.04	7.7	413.2
				374.5	488.5	114.0	1.0	4.2

Galena Hill Zone
SU-146	6257852N 426605E	-50/ 360		181.0	203.5	22.5	1.4	11.6
			Incl.	194.5	196.0	1.5	9.2	16.6
275.8	276.34	0.54	156.0	218.0	uncut

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)

Waterloo Zone
SU-145	6258097N 425990E	-65/ 45	20.5	37.0	16.5	2.1	11.2
(1)True thickness to be determined.
(2)All gold assays over 130 g/t were cut to 130 g/t and all silver assays over 2,100 g/t were cut to 2,100 g/t
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of inferred gold resources; and 192 million ounces of measured and indicated silver resources and 202 million ounces of inferred silver resources.  Details on the mineral resources at Pretivm’s Brucejack and Snowfield projects are available at www.pretivm.com.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.